UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2017 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

3 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 12, 2017, the Registrant filed an immediate report (the “Report”) with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange Ltd. (the “TASE”) summoning an annual and special general meeting of shareholders to be held on Monday, July 17, 2017 (the “Meeting”). The Report, together with a voting form (the “Voting Form”) for use by holders of the Registrant's Ordinary Shares, was filed with the ISA and the TASE in Hebrew.

Attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein are respective English translations of the Report and the Voting Form.

Attached hereto as Exhibit 99.3 and incorporated by reference herein is the voting instruction form which will be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who held Ordinary Shares of the Registrant, or American Depositary Shares representing Ordinary Shares of the Registrant, at the close of business on June 12, 2017, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

Exhibit No.	Description

99.1	Translation of Report filed with the ISA and the TASE summoning an annual and special general meeting of shareholders to be held on Monday, July 17, 2017.
99.2	Translation of Voting Form for holders of Ordinary Shares.
99.3	Voting Instruction Form for holders of American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: June 20, 2017

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